FORM 5

☒ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Hoff Susan S. (Last) (First) (Middle) 7601 Penn Avenue South (Street) Richfield MN 55423 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Best Buy Co., Inc. BBY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 4/14/2003 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
Senior Vice President - Public Affairs and Investor Relations Officer
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							13,812	D
Common Stock	5/21/02		J (1)	450,000	A		721,410	I	By Trusts (2)
Common Stock							1,494	I	401(k)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$2.13							04/17/07	Common Stock	30,000		30,000	D
Stock Option (Right to Buy)	$11.46							04/23/08	Common Stock	45,000		45,000	D
Stock Option (Right to Buy)	$34.79							04/15/09 (3)	Common Stock	11,250		11,250	D
Stock Option (Right to Buy)	$34.45							02/27/10 (3)	Common Stock	4,500		4,500	D
Stock Option (Right to Buy)	$46.75							04/13/10 (3)	Common Stock	33,750		33,750	D
Stock Option (Right to Buy)	$37.06							04/26/11 (3)	Common Stock	32,625		32,625	D
Stock Option (Right to Buy)	$46.00							07/26/11 (3)	Common Stock	5,625		5,625	D
Stock Option (Right to Buy)	$51.27							04/10/12 (3)	Common Stock	32,625		32,625	D
Stock Option (Right to Buy)	$28.67							01/15/13 (3)	Common Stock	15,000		15,000	D

Explanation of Responses:

(1) A remainder trust, of which the reporting person is the sole benficiary, was established upon the termination, by its terms, of the grantor's previously established life income trust.

(2) Includes two trusts held for the benefit of the reporting person's children of which the reporting person is a co-trustee (250,000 shares), and a remainder trust of which the reporting person is the sole beneficiary (450,000 shares).

(3) Options vest in four equal annual installments beginning one year after the date of grant.

/s/ Nancy J. Wigchers ** Signature of Reporting Person Nancy J. Wigchers Attorney-in-fact Susan S. Hoff	4/14/2003 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, Susan S. Hoff, hereby constitute and appoint Joseph M. Joyce, Nancy J. Wigchers, Mark Geldernick, and Joseph W. Wirth and each of them, my true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution for me and in my name, place and stead, to sign any reports on Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Changes in Beneficial Ownership) relating to transactions by me in Common Stock or other securities of Best Buy Co., Inc., and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the New York Stock Exchange, Inc., granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall be effective until such time as I deliver a written revocation thereof to my above-named attorneys-in-fact and agents.

Dated: August 22, 2002	/s/ Susan S. Hoff
Susan S. Hoff